UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒▪Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2025

☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

SAGA COMMUNICATIONS, INC.

Full Name of Registrant

Not applicable

Former Name if Applicable

73 Kercheval Avenue

Address of Principal Executive Office (Street and Number)

Grosse Pointe Farms, Michigan 48236

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Saga Communications, Inc. (the “Company,” “we,” or “our”) has determined that it is unable to file, without unreasonable effort or expense, its Annual Report on Form 10-K for the fiscal year ended December 31, 2025 (the “2025 Form 10-K”) by March 31, 2026, the prescribed due date for such filing. The Company requires additional time to complete its analysis of technical tax matters and the resulting accounting impacts related to the Company’s sale-leaseback transaction as disclosed in the Company’s Current Report on Form 8-K filed on October 20, 2025. The Company does not expect any material changes or adjustments to previously published results of operations and cash flows as disclosed in the Company’s Current Report on Form 8-K filed on March 12, 2026.

The Company expects to file the 2025 Form 10-K within the fifteen calendar day extension period as provided by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV – OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification.

Samuel D. Bush	(313)	886-7070
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cautionary Note Regarding Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 (“Form 12b-25”) contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties, including statements regarding the extent of the required corrections and the Company's expected date of filing the 2025 Form 10-K. Forward looking statements are based on current expectations, but are subject to risks and uncertainties that could cause actual results to differ materially from those indicated, including but not limited to risks and uncertainties related to the completion of matters necessary to permit the filing of the 2025 Form 10-K. There can be no assurance that these forward-looking statements will be achieved, and actual results could differ materially from those suggested by such forward-looking statements. The forward-looking statements made by us in this Form 12b-25 are based only on information currently available to us and speak only as of the date hereof. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise.

Saga Communications, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2026	By:	/s/ Samuel D. Bush
		Name:	Samuel D. Bush
		Title:	Executive Vice President, Chief Financial Officer and Treasurer